42

[redacted]

08002946

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Totally Hip Technologies Inc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 4 2008
THOMSON REUTERS

FILE NO. 82- 04556

FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/2/08

#82-4556

RECEIVED

2008 JUN -2 P 1:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
9-30-07

TOTALLY HIP TECHNOLOGIES INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 and 2006

BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

AUDITORS' REPORT

To the Shareholders,
Totally Hip Technologies Inc.

We have audited the consolidated balance sheets of Totally Hip Technologies Inc. as at September 30, 2007 and 2006 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, Canada
January 18, 2008

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2007 and 2006

ASSETS	2007	2006
Current		
Cash	$ 2,909	$ 17,848
GST receivable	105,640	80,456
Amounts receivable	6,570	22,347
Prepaid expenses and deposits	2,613	16,795
	117,732	137,446
Equipment – Note 3	86,053	105,689
Software technology and intellectual property rights	6	6
	$ 203,791	$ 243,141
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 8	$ 770,556	$ 537,957
Loans payable – Note 4	167,616	65,917
Due to shareholders – Note 8	40,282	33,754
	978,454	637,628
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	8,481,069	8,481,069
Contributed surplus	827,400	827,400
Deficit	(10,083,132)	(9,702,956)
	(774,663)	(394,487)
	$ 203,791	$ 243,141

Nature of Operations and Ability to Continue as a Going Concern – Note 1
Commitments – Note 5
Subsequent Event – Note 5

APPROVED BY THE DIRECTORS:

"Michael Ross" Director
Michael Ross

"John Brydle" Director
John Brydle

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 30, 2007 and 2006

	2007	2006
Revenues		
Packaged software	$ 35,937	$ 79,622
Less: cost of packaged software	(14,428)	(19,822)
	21,509	59,800
Services and training	8,852	172,196
Equipment rental	12,000	-
	42,361	231,996
Administrative expenses		
Amortization	23,595	16,060
Corporate development	-	30,000
Filing fees and transfer agent	18,954	23,539
Interest and bank charges	23,404	20,724
Marketing, travel and promotion	29,953	42,840
Office and miscellaneous	17,269	58,557
Professional fees	100,956	200,200
Research and development costs	-	278,304
Research and development salaries – Note 8	-	86,972
Rent	53,648	100,166
Salaries and consulting fees – Note 8	187,328	506,417
Telephone and internet	3,438	6,217
	458,545	1,369,996
Loss from operations before other items	(416,184)	(1,138,000)
Other items:		
Foreign exchange loss	(392)	(1,751)
Gain on write-off of accounts payable	36,400	-
Net loss for the year	$ (380,176)	$ (1,139,751)
Basic and diluted loss per share	$ (0.02)	$ (0.07)
Weighted average number of shares outstanding	26,282,620	16,822,498

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended September 30, 2007 and 2006

	2007	2006
Deficit, beginning of the year	$ (9,702,956)	$ (8,563,205)
Net loss for the year	(380,176)	(1,139,751)
Deficit, end of year	$ (10,083,132)	$ (9,702,956)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2007 and 2006

	2007	2006
Operating Activities		
Net loss for the year	$ (380,176)	$ (1,139,751)
Items not involving cash:		
Amortization	23,595	16,060
Gain on write-off of accounts payable	(36,400)	-
	(392,981)	(1,123,691)
Changes in non-cash working capital items related to operations:		
GST receivable	(25,184)	(66,268)
Amounts receivable	15,777	295
Prepaid expenses and deposits	14,182	(15,869)
Inventory	-	3,500
Accounts payable and accrued liabilities	268,999	(65,514)
Cash used in operating activities	(119,207)	(1,267,547)
Financing Activities		
Proceeds from issuance of shares – net	-	1,532,044
Common shares subscribed	-	(73,000)
Loans payable	101,699	(95,618)
Due to shareholders	6,528	-
Cash provided by financing activities	108,227	1,363,426
Investing Activity		
Acquisition of equipment	(3,959)	(102,223)
Decrease in cash during the year	(14,939)	(6,344)
Cash, beginning of the year	17,848	24,192
Cash, end of the year	$ 2,909	$ 17,848
Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 Nature of Operations and Ability to Continue as a Going Concern

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business has been to develop multimedia software code for future licensing and marketing of end user versions.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At September 30, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $10,083,132 since its inception, has a working capital deficiency of $860,722 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and these financial statements are stated in Canadian dollars. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned subsidiaries Totally Hip Software (B.C.) Inc., Totally Hip Services Inc. and 614604 B.C. Ltd. All significant inter-company transactions and balances have been eliminated.

Note 2 Summary of Accounting Policies – (cont'd)

b) Financial Instruments

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, and non-financial derivatives, and describe when and how hedge accounting may be applied. Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the financial statements. Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available for sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings will be expensed in the period incurred.

The Company's financial instruments, consisting of amounts receivable, accounts payable and accrued liabilities, loans payable and due to shareholder approximate their fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Accounting Policies – (cont'd)

c) Equipment and Amortization

Capital assets are recorded at cost. Amortization is provided using the following methods and rates:

Equipment and furniture	20% declining balance
Computer equipment	30% declining balance
Motor vehicle	20% declining balance

d) Revenue Recognition

Revenues are recognized when there are no significant obligations remaining, the sales price is fixed and determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Packaged software sales sold directly to the end-user are either shipped or directly downloaded and revenues are recognized when delivered. Sales, other than packaged software downloaded, are subject to a one day return policy. Packaged software sales made by resellers is recognized when delivered to the end user. Revenue from consulting and training services is recognized as acceptance is received from customers at milestone points defined in the contracts. Revenue from equipment rental is recognized when the equipment is utilized.

e) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

f) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Note 2 Summary of Accounting Policies – (cont'd)

g) Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

h) Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company's long-lived assets as at September 30, 2007.

i) Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's shares, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including he expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

Note 2 Summary of Accounting Policies – (cont'd)

j) Research and Development

The Company incurs costs on activities that relate to research and development of new products. Research costs are expensed as they are incurred. The Company has also expensed development costs incurred because the costs do not meet generally accepted criteria for deferral and amortization.

Note 3 Equipment

	2007		
	Cost	Accumulated Amortization	Net
Equipment and furniture	$ 74,206	$ 44,029	$ 30,177
Motor vehicle	54,813	15,348	39,465
Computer equipment	226,174	209,763	16,411
	$ 355,193	$ 269,140	$ 86,053

	2006		
	Cost	Accumulated Amortization	Net
Equipment and furniture	$ 74,206	$ 36,485	$ 37,721
Motor vehicle	54,813	5,481	49,332
Computer equipment	222,215	203,579	18,636
	$ 351,234	$ 245,545	$ 105,689

Note 4 Loans Payable

	2007	2006
Loans payable bearing interest at 6.5% per annum, unsecured and repayable on demand.	$ 101,557	$ 36,017
Loans payable bearing interest at 6% per annum, unsecured and repayable on demand.	36,484	-
Loans payable, non-interest bearing, unsecured and repayable on demand.	29,575	29,900
	$ 167,616	$ 65,917

Note 5 Share Capital

Authorized:

Unlimited common shares without par value
100,000,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2005		12,860,398	$ 6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006 and September 30, 2007		26,282,620	$ 8,481,069

Commitments:

Share Purchase Options:

A summary of the share purchase options is as follows:

	Years ended September 30, 2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	-	-	14,489	$6.32
Forfeited	-	-	(14,489)	$6.32
Options outstanding at end of the year	-		-	

Note 5 Share Capital – (cont'd)

Commitments – (cont'd)

Share Purchase Warrants – (cont'd)

A summary of the Company's outstanding share purchase warrants is as follows:

	Years ended September 30, 2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,222,222	$0.21	11,200,000	$0.07
Exercised	-	-	(11,200,000)	($0.07)
Issued	-	-	2,222,222	$0.21
Outstanding at end of the year	2,222,222	$0.21	2,222,222	$0.21

At September 30, 2007, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 6, 2008

Subsequent to September 30, 2007, all of the outstanding warrants expired unexercised.

Note 6 Income Taxes

The provision for income taxes differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes as follows:

	2007	2006
Basic statutory and provincial income tax rates	34.12%	34.12%
Expected income tax recovery on net loss	$ 142,136	$ 388,883
Differences due to recognition of items for tax purposes:		
Non-deductible items	-	(7,553)
Share issue costs	4,580	5,904
Net change in valuation allowance	(146,716)	(387,234)
Total income tax provision	$ -	$ -

Note 6 Income Taxes – (cont'd)

Significant components of the Company's future tax assets are as follows:

	2007	2006
Future income tax assets		
Non-capital losses carried forward	$ 1,249,041	$ 1,118,782
Share issue costs	6,211	10,792
Equipment	1,498,983	1,490,932
Capital losses carried forward	45,344	45,344
	2,799,579	2,665,850
Less: valuation allowance	(2,799,579)	(2,665,850)
Net future income taxes	$ -	$ -

The Company has provided a valuation allowance because management considers that it is more likely-than-not that the future income tax assets will not be realized.

The Company has accumulated non-capital loss carryforwards totalling $3,660,730 and capital loss carryforwards totalling $265,789 that are available to offset future taxable income. The non-capital losses expire as follows:

2007	$ 24,637
2008	567,452
2009	299,049
2010	328,354
2014	527,177
2015	413,438
2026	1,118,856
2027	406,404
	$ 3,660,730

Note 7 Financial Instruments

The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other receivables, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

Note 8 Related Party Transactions

The Company incurred the following transactions with a director, former officers of the Company and a company controlled by a director of the Company:

	Years ended September 30, 2007	2006
Research and development salaries	$ -	$ 86,972
Consulting fees	174,000	129,000
	$ 174,000	$ 215,972

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At September 30, 2007, accounts payable and accrued liabilities included $215,632 (2006: $71,963) due to a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 9 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Year ended September 30, 2007	2006
USA	48%	51%
Canada	17%	41%
Europe and other	35%	8%
	100%	100%

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2007

JANUARY 28, 2008

For the year ended September 30, 2007, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of January 28, 2008 provides information on the operations of Totally Hip for the year ended September 30, 2007 and subsequent to the year ended and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended September 30, 2007, and 2006.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

DESCRIPTION OF BUSINESS AND PRODUCTS – CONT'D

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Livestage Professional Software

LiveStage Professional 4.6.5, is an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behaviour archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2007

SELECTED FINANCIAL DATA

The following table presents selected financial information for the last three audited fiscal years ended September 30, 2007, 2006 and 2005:

	2007 $	2006 $	2005 $
OPERATIONS:			
Revenues	42,361	231,996	289,801
Net Loss	(380,176)	(1,139,751)	(414,814)
Basic and diluted loss per share	(0.02)	(0.07)	(0.03)
BALANCE SHEET:			
Working capital (deficiency)	(860,722)	(500,182)	(733,312)
Total assets	203,791	243,141	84,980

For the year ended September 30, 2007 gross revenue was $56,789 compared to $251,818 for the same period in 2006 (77.4 % decrease). For the year ended September 30, 2007 revenues (net of packaged software) was $42,361 compared to $231,996 in 2006 (81.7 % decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 71% of the Company's total sales are sales in foreign currencies. During the fiscal 2007 the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 2.6% lower than the average annual exchange rate for the same period in 2006. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the year ended September 30, 2007 was $380,176 compared to the loss of $1,139,751 for the year ended September 30, 2006. The net loss for the period ended was marginally affected by a loss on foreign exchange of $392.

RESULTS OF OPERATIONS

For the fourth quarter2007.

During the three months ended September 30, 2007, Net sales/gross profit before expenses were $3,521 or 28.6% of gross sales compared to a gross profit of $36,928 or 79.67% for the comparable period in 2006.

On an overall basis the net loss for the three months ending September 30, 2007 is $79,091 (69.6% decrease) compared to a net loss of $260,049 for the same period in the previous year resulting in a net loss of $ 0.00 per share for the current quarter compared to a loss of $0.02 per share for the same quarter in 2006. The decrease in the net loss for the three months ended September 30, 2007 was affected by a decrease in revenue of $12,678 and an decrease in foreign exchange loss of $5,090.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SEPTEMBER 30, 2007

RESULTS OF OPERATIONS – CONT'D

Administrative expenses for the three months ending September 30, 2007 were $120,125, compared to $293,000 in the previous year. Major expense decreases occurred in research and development costs ($39,753); salaries and consulting ($143,388); interest and bank charges ($20,876); filing fees and transfer agent ($3,458); office and miscellaneous ($1,078) and a decrease in non-cash amortization costs ($2,684) which were offset by increases in marketing, travel and promotion ($12,880); rent ($13,933); professional fees ($11,577) and telephone ($28).

The geographical distribution of sales revenues for the three months ended September 30, 2007 is USA 85%, Europe 13% and Australia/New Zealand 2%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

For the year ended September 30, 2007.

During the year ended September 30, 2007, Net sales/gross profit before expenses were $42,361 or 74.5% of gross sales compared to a gross profit of $231,996 or 92.13% for the comparable period in 2006.

On an overall basis the net loss for the year ending September 30, 2007 is $380,176 (66.6 % decrease) compared to a net loss of $1,139,751 for the same period in the previous year resulting in a net loss of $ 0.02per share for the current period compared to a loss of $0.07 per share for the same period in 2006. The decrease in the net loss for the year ended September 30, 2007 was affected by a decrease in revenue of $189,635 and an decrease in foreign exchange of $1,359.

Administrative expenses for the year ending September 30, 2007 were $458,545, compared to $1,369,996 in the previous year. Major expense decreases occurred in research and development cost ($278,304), salaries and consulting fees ($319,089), professional fees ($99,244), research and development salaries ($86,972), rent ($46,518), corporate development costs ($30,000), office and miscellaneous ($41,288), marketing, travel and promotion ($12,887), filing fees and transfer agents ($4,585). These decreases were offset by increases in non-cash amortization of ($7,535) due to additional office equipment and a motor vehicle purchased during fiscal 2006, interest and bank charges ($2,680) and telephone and internet ($2,779).

The geographical distribution of sales revenues for the years ended September 30, 2007 is USA 48%, Canada 17%, Europe 13%, Asia 10%, South America 5%, United Kingdom 5% and Australia/New Zealand 2%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures during fiscal 2007.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2007

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended September 30,							
	2007				2006			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	17,434	14,608	12,459	12,288	86,709	45,951	94,192	24,966
Net income (loss)	(79,471)	(92,921)	(128,693)	(79,091)	(28,660)	(230,271)	(620,771)	(260,049)
Basic/diluted loss per share	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.03)	(0.02)

SHARE CAPITAL

Authorized: unlimited common shares without par value
100,000,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006 and September 30, 2007		26,282,620	$ 8,481,069

Private Placement:

On June 30, 2007, the Company decided not to proceed with the $300,000 private placement of its securities consisting of the sale of up to 1,000,000 units at $0.30 per unit, as previously announced in December 2006.

Escrow:

As at September 30, 2007, there were no shares held in escrow.

Commitments:

SHARE CAPITAL – CONT'D

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

	September 30, 2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	-	-	14,489	$6,32
Expired/cancelled	-		(14,489)	
Options outstanding and exercisable at the end of period	-		-	

Share Purchase Warrants

At September 30, 2007, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows:

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 6, 2008
2,222,222		

Subsequent to September 30, 2007 the above warrants expired unexercised.

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Year ended September 30, 2007	2006
Research and development salaries	$ -	$ 86,972
Consulting fees	174,000	129,000
	$ 174,000	$ 215,972

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SEPTEMBER 30, 2007

RELATED PARTY TRANSACTIONS – CONT'D

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At September 30, 2007, accounts payable and accrued liabilities included $215,632 (2006: $71,963) due to a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At September 30, 2007, the Company held cash on hand of $2,909 (2006: $17,848) and liabilities totalled $978,454 (2006: $637,628).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $203,791 as of September 30, 2007, compared to $243,141 as of September 30, 2006, which decreased by $39,350 due to decreases, prepaid expenses of $14,182, capital assets of approximately $19,636 due to amortization costs and a decrease in cash of $14,939 with corresponding increases in GST recoverable and amounts receivable of $9,407.

Totally Hip's liabilities at September 30, 2007 comprised of accounts payable and accrued liabilities totalling $770,556, (2006: $537,957), loans payable of $167,616 (2006: $65,917), and amounts due to shareholders of $40,282 (2006: $33,754).

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the year ended September 30, 2007, Totally Hip has not issued any stock options. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

OUTSTANDING SHARE DATA

As at January 28, 2008, the Company had authorized share capital as follows:

Unlimited common shares without par value
100,000,000 preferred shares without par value

Shares outstanding as at January 28, 2008 totalled 26,282,620 shares. There were nil warrants outstanding and nil stock options outstanding.

MANAGEMENT CHANGES

At the Company's annual general meeting of shareholders held on May 31, 2007, David Dicaire, Michael Ross, James Boyce, Michael Shaff and John Brydle were re-elected as directors of the company. Mr. Dicaire is the president and chairman of the board of directors of the company.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SEPTEMBER 30, 2007

FINANCIAL INSTRUMENTS – CONT'D

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2007 or September 30, 2006.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 51% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings as at June 30, 2007, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2007

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

OUTLOOK

Through our efforts, and the arrival of "The Web 2.0" (a generic term used to describe the new, more rich media intensive and interactive Internet), Graphic artists, Rich Media designers along with the advent of social networking sites (YOUTUBE and MYSPACE) have helped generate broader interest to Totally Hip's core product, LiveStage Professional. In this light and in a view to stick with our strengths, Totally Hip will continue to develop LiveStage and increase marketing efforts. We believe that a re-concentration to LiveStage will continue to provide reliable revenue streams and, as it has done in the past, spawn highly lucrative custom rich media projects

As the Rich Media market continues to evolve, Totally Hip plans to offer an even more robust combination of services in an effort to ward off competition and grow revenue. In particular, consumer demands are increasing for content and interactive applications, such as Rich Media videoconferencing and gaming. The combination of technologies the solution provides is an ideal infrastructure for the evolution of new media service delivery capabilities.

SUBSEQUENT EVENTS - None

82-4556

TOTALLY HIP TECHNOLOGIES INC.

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.** (the "Issuer") for the period ending **September 30, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 1, 2008

"David Dicaire"
David Dicaire
President & CEO

#82-4556

TOTALLY HIP TECHNOLOGIES INC.

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.** (the "Issuer") for the period ending **September 30, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 1, 2008

"David Dicaire"
David Dicaire
Chief Financial Officer

#82-4556

TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(Unaudited)

TOTALLY HIP TECHNOLOGIES INC.

December 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management, reviewed by the Audit Committee and approved by the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	(Unaudited) December 31, 2007	(Audited) September 30, 2007
Current		
Cash	$ 6,185	$ 2,909
GST receivable	118,356	105,640
Amounts receivable	5,324	6,570
Prepaid expenses and deposits	2,613	2,613
	132,478	117,732
Capital assets	81,341	86,053
Software technology and intellectual property rights	6	6
	$ 213,825	$ 203,791
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 3	$ 1,029,882	$ 770,556
Loans payable	169,463	167,616
Due to shareholders – Note 3	52,064	40,282
	1,251,409	978,454
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 2	8,481,069	8,481,069
Contributed surplus	827,400	827,400
Deficit	(10,346,053)	(10,083,132)
	(1,037,584)	(774,663)
	$ 213,825	$ 203,791

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

"Michael Ross" Director "John Brydle" Director

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended December 31, 2007 and 2006
(Unaudited – Prepared by Management)

	2007	2006
Revenues		
Sales	$ 3,585	$ 17,434
Less: cost of goods sold	(1,035)	(2,278)
	2,550	15,156
Administrative Expenses		
Amortization	4,712	5,750
Filing fees and transfer agent	2,985	1,614
Interest and bank charges	7,245	8,504
Marketing, travel and promotion	600	285
Office and miscellaneous	1,591	5,202
Professional fees	188,866	3,455
Research and development salaries – Note 3	-	-
Rent	12,000	14,507
Salaries and consulting fees -- Note 3	45,858	56,480
Telephone and internet	777	372
	264,634	96,169
Loss from operations before other items	(262,084)	(81,013)
Other items		
Foreign exchange (loss) gain	(837)	1,542
Net loss for the period	$ (262,921)	$ (79,471)
Basic and diluted loss per share	$ (0.01)	$ (0.004)
Weighted average number of shares outstanding	26,282,620	19,571,500

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the three months ended December 31, 2007 and 2006
(Unaudited – Prepared by Management)

	2007	2006
Deficit, beginning of the period	$ (10,083,132)	$ (9,782,956)
Net loss for the period	(262,921)	(79,471)
Deficit, end of period	$ (10,346,053)	$ (9,782,427)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended December 31, 2007 and 2006
(Unaudited – Prepared by Management)

	2007	2006
Operating Activities		
Net loss for the period	$ (262,921)	$ (79,471)
Items not involving cash:		
Amortization	4,712	5,750
	(258,209)	(73,721)
Changes in non-cash working capital items related to operations:		
GST receivable	(12,716)	(4,246)
Amounts receivable	1,246	(8,808)
Prepaid expenses and deposits	-	13,228
Accounts payable and accrued liabilities	259,326	27,641
Cash used in operating activities	(10,353)	(45,906)
Financing Activities		
Due to shareholders	11,782	-
Loans payable	1,847	38,790
Cash provided by financing activities	13,629	38,790
Increase (Decrease) in cash during the period	3,276	(7,116)
Cash, beginning of the period	2,909	17,848
Cash, end of the period	$ 6,185	$ 10,732
Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended September 30, 2007, and should be read in conjunction with those statements.

While the information presented in the accompanying interim three month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.

Note 2 Share Capital

Authorized:

Unlimited common shares without par value
100,000,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2007 and December 31, 2007		26,282,620	$ 8,481,069

Note 2 Share Capital – Cont'd

Commitments:

Share Purchase Options:

As at December 31, 2007 there were no share purchase options outstanding (2006: Nil).

Share Purchase Warrants:

At December 31, 2007, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows:

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 6, 2008
2,222,222		

Subsequent to December 31, 2007 the above share purchase warrants expired unexercised.

Note 3 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Three months ended December 31, 2007	Three months ended December 31, 2006
Salaries and consulting fees	$ 43,500	$ 28,500
	$ 43,500	$ 28,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2007, accounts payable and accrued liabilities included $264,384 (2007: $76,262) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Three months ended December 31, 2007	Three months ended December 31, 2006
USA	100.00%	45.85%
Europe	-	39.00%
Asia	-	12.56%
Other	-	2.59%
	100.00%	100.00%

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS DECEMBER 31, 2007

FEBRUARY 25, 2008

For the three months ended December 31, 2007, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of February 25, 2008 provides information on the operations of Totally Hip for the three months ended December 31, 2007 and subsequent to the three months ended and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended September 30, 2007, and 2006.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEBER 31, 2007

LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Livestage Professional Software

LiveStage Professional 4.6.5 is an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behavior archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

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TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEBER 31, 2007

SELECTED FINANCIAL DATA

The following table presents selected financial information for the three months ended December 31, 2007 and 2006 and the last three audited fiscal years ended September 30, 2007, 2006 and 2005:

	Three Months ended December 31, 2007 $	Three Months ended December 31, 2006 $	2007 $	2006 $	2005 $
OPERATIONS:					
Revenues	2,550	15,156	42,361	231,996	289,801
Net Loss	(262,921)	(79,471)	(380,176)	(1,139,751)	(414,814)
Basic and diluted loss per share	(0.01)	(0.004)	(0.02)	(0.07)	(0.03)
BALANCE SHEET:					
Working capital (deficiency)	(1,118,931)	(573,903)	(860,722)	(500,182)	(733,312)
Total assets	213,825	230,101	203,791	243,141	84,980

For the three months ended December 31, 2007 gross revenue was $3,585 compared to $17,434 for the same period in 2006 (79.4% decrease). For the three months ended December 31, 2007 revenues (net of packaged software) was $2,550 compared to $15,156 in 2006 (83.17% decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 100% of the Company's total sales are sales in foreign currencies. During the period ended the average exchange rate for U.S. dollar posted by the Bank of Canada was approximately 13% lower than the average exchange rate for the same period in 2006. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the three months ended December 31, 2007 was $262,921 compared to the loss of $79,471 for the three months ended December 31, 2006. The net loss for the period ended was marginally affected by a loss on foreign exchange of $837.

RESULTS OF OPERATIONS

For the three months ended December 31, 2007.

During the three months ended December 31, 2007, Net sales/gross profit before expenses were $2,550 or 71% of gross sales compared to a gross profit of $15,156 or 87% for the comparable period in 2006.

On an overall basis the net loss for the three months ending December 31, 2007 is $262,921 (231% increase) compared to a net loss of $79,471 for the same period in the previous year resulting in a net loss of $ 0.01 per share for the current quarter compared to a loss of $0.004 per share for the same quarter in 2006. The increase in the net loss for the three months ended December 31, 2007 was affected by a decrease in revenue of $12,606 and an increase in foreign exchange loss of $2,379.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS DECEBER 31, 2007

Administrative expenses for the three months ending December 31, 2007 were $264,634, compared to $96169 in the previous year. Major expense decreases occurred in salaries and consulting ($10,622); interest and bank charges ($1,259); office and miscellaneous ($3,611); rent ($2,507) and a decrease in non-cash amortization costs ($1,038) which were offset by increases in marketing, travel and promotion ($315); professional fees ($185,411); filing fees an transfer agent ($1,371) and telephone ($405).

The geographical distribution of sales revenues for the three months ended December 31, 2007 occurred in the USA.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

For the year ended September 30, 2007.

During the year ended September 30, 2007, Net sales/gross profit before expenses were $42,361 or 74.5% of gross sales compared to a gross profit of $231,996 or 92.1.0% for the comparable period in 2006.

On an overall basis the net loss for the year ending September 30, 2007 was $380,176 (66.6 % decrease) compared to a net loss of $1,139,751 for the same period in the previous year resulting in a net loss of $0.02 per share for the current period compared to a loss of $0.07 per share for the same period in 2006. The decrease in the net loss for the year ended September 30, 2007 was affected by a decrease in revenue of $189,635 and a decrease in foreign exchange of $1,359.

Administrative expenses for the year ending September 30, 2007 were $458,545, compared to $1,369,996 in the previous year. Major expense decreases occurred in research and development cost ($278,304), salaries and consulting fees ($319,089), professional fees ($99,244), research and development salaries ($86,972), rent ($46,518), corporate development costs ($30,000), office and miscellaneous ($41,288), marketing, travel and promotion ($12,887), filing fees and transfer agents ($4,585) and telephone and internet ($2,779). These decreases were offset by increases in non-cash amortization of ($7,535) due to additional office equipment and a motor vehicle purchased during fiscal 2006 and interest and bank charges ($2,680).

The geographical distribution of sales revenues for the years ended September 30, 2007 was USA 48%, Canada 17%, Europe 13%, Asia 10%, South America 5%, United Kingdom 5% and Australia/New Zealand 2%.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures during fiscal 2008.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEBER 31, 2007

	YEARS ENDED SEPTEMBER 30,							
	2008	**2007**				**2006**		
	Qrt 1	Qrt 1	Qrt 2	Qrt 3	Qrt 4	Qrt 2	Qrt 3	Qrt 4
	$	$	$	$	$	$	$	$
Revenue	3,585	17,434	14,608	12,459	12,288	45,951	94,192	24,666
Net Loss	(262,921)	(79,471)	(92,921)	(128,693)	(79,091)	(230,271)	(620,771)	(260,049)
Basic/diluted Loss per share	(0.01)	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.03)	(0.02)

SHARE CAPITAL

Authorized: Unlimited common shares without par value
100,000,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006, September 30, 2007 and December 31, 2007		26,282,620	$ 8,481,069

Escrow:

As at December 31, 2007, there were no shares held in escrow.

Commitments:

Share Purchase Options

As at December 31, 2007 there were no share purchase options outstanding.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEBER 31, 2007

SHARE CAPITAL – CONT'D

Share Purchase Warrants

At December 31, 2007, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows:

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 6, 2008
2,222,222		

Subsequent to December 31, 2007 the above warrants expired unexercised.

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Three months ended December 31, 2007	2006
Salary and Consulting fees	43,500	28,500
	$ 43,500	$ 28,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At December 31, 2007, accounts payable and accrued liabilities included $264,384 (2006: $76,262) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At December 31, 2007, the Company held cash on hand of $6,185 (2006: $10,732) and liabilities totalled $1,251,409 (2006: $704,059).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $213,825 as of December 31, 2007, compared to $230,101 as of December 31, 2006, which decreased by $16,276 due to decreases, prepaid expenses of $954, capital assets of approximately $18,598 due to amortization costs, amounts receivable of $25,831 and a decrease in cash of $4,547 with corresponding increases in GST recoverable of $33,654.

Totally Hip's liabilities at December 31, 2007 comprised of accounts payable and accrued liabilities totalling $1,029,882, (2006: $565,598), loans payable of $169,463 (2006: $104,707), and amounts due to shareholders of $52,064 (2006: $33,754).

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEBER 31, 2007

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the year ended December 31, 2007, Totally Hip has not issued any stock options. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

OUTSTANDING SHARE DATA

As at February 25, 2008 the Company had authorized share capital as follows:
Unlimited common shares without par value
100,000,000 preferred shares without par value

Shares outstanding as at February 25, 2008 totalled 26,282,620 shares. There were nil warrants outstanding and nil stock options outstanding.

MANAGEMENT CHANGES

None

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2007 or September 30, 2006.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

<u>Product Development and technological Change</u>

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 51% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings as at December 31, 2007, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

OUTLOOK

Through our efforts, and the arrival of "The Web 2.0" (a generic term used to describe the new, more rich media intensive and interactive Internet), Graphic artists, Rich Media designers along with the advent of social networking sites (YOUTUBE and MYSPACE) have helped generate broader interest to Totally Hip's core product, LiveStage Professional. In this light and in a view to stick with our strengths, Totally Hip will continue to develop LiveStage and increase marketing efforts. We believe that a re-concentration to LiveStage will continue to provide reliable revenue streams and, as it has done in the past, spawn highly lucrative custom rich media projects.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEBER 31, 2007

As the Rich Media market continues to evolve, Totally Hip plans to offer an even more robust combination of services in an effort to ward off competition and grow revenue. In particular, consumer demands are increasing for content and interactive applications, such as Rich Media videoconferencing and gaming. The combination of technologies the solution provides is an ideal infrastructure for the evolution of new media service delivery capabilities.

SUBSEQUENT EVENTS - None

#82-4556

RECEIVED

2008 JUN -2 P 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.**, (the issuer) for the interim period ending **December 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 29, 2008

"David Dicaire"
David Dicaire
President & CEO

82-4556

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.**, (the issuer) for the interim period ending **December 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 29, 2008

"David Dicaire"
David Dicaire
Chief Financial Officer

#82-4556

News Release
April 25, 2008

FINANCING

Vancouver, B.C. – April 25, 2008 – Totally Hip Technologies Inc. **(TSX-V:THP)** is pleased to announce that it has agreed to a non-brokered private placement financing of up to $1,200,000 comprised of 13,333,333 units at $0.09 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.12 per share for a period of two years. Funds from the financing will be used for working capital. Finder's fees may be payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

Totally Hip Technologies Inc.

Per: *"Michael Ross"*
Michael Ross, Director

Symbol: THP-TSX Venture Exchange
12g3-2(b): 82-4556
Email: investor@totallyhip.com
www.totallyhip.com Tel: 604.685.6525

#82-4556

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
605 – 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

April 25, 2008

Item 3. **News Release**

News Release dated April 25, 2008 and disseminated to Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer announces that it has agreed to a non-brokered private placement financing of up to $1,200,000 comprised of 13,333,333 units at $0.09 per unit.

Finder's fees may be payable on a portion of the financing in cash.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to a non-brokered private placement financing of up to $1,200,000 comprised of 13,333,333 units at $0.09 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.12 per share for a period of two years. Funds from the financing will be used for working capital. Finder's fees may be payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 638-8180.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 6th day of May, 2008.

"Michael Ross"
Michael Ross, Director

82-4556

Date and Time: February 6, 2008 12:30 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Address

FORM 2
BUSINESS CORPORATIONS ACT
Sections 35 & 36

Filed Date and Time:	**February 6, 2008 12:30 PM Pacific Time**
Effective Date and Time of Filing:	**February 7, 2008 12:01 AM Pacific Time**

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

#82-4556

BRITISH COLUMBIA
The Best Place on Earth

Ministry
of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **April 1, 2008 11:31 AM Pacific Time**

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
605-889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605-889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

#82-4556

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
February 6, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 7, 2008 12:01 AM Pacific Time

Incorporation Number: **C0581802**

Recognition Date: Continued into British Columbia on March 18, 1999

NOTICE OF ARTICLES

Name of Company:

TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
GRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached

2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

#82-4556

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
April 1, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: April 1, 2008 11:31 AM Pacific Time

Incorporation Number: **C0581802**

Recognition Date: Continued into British Columbia on March 18, 1999

NOTICE OF ARTICLES

Name of Company:

TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECEIVED
2008 JUN -2 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
DRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
605-889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605-889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached

2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

#82-4556

Date and Time: April 1, 2008 11:41 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **April 1, 2008 11:33 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	INCORPORATION NUMBER **C0581802**
TOTALLY HIP TECHNOLOGIES INC. 605 889 WEST PENDER STREET VANCOUVER BC V6C 3B2 CANADA	DATE OF RECOGNITION **March 18, 1999**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **March 18, 2008**

OFFICER INFORMATION AS AT March 18, 2008

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Office(s) Held: (Secretary)

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Office(s) Held: (CEO, CFO, Chair, President)

Mailing Address:
605-889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605-889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

82-4556

totally hip
TECHNOLOGIES INC.

www.totallyhip.com
Telephone: 604.638.8180

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Totally Hip Technologies Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	89152W 10 8
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	May 30, 2008
5	Record Date for Notice	:	April 25, 2008
6	Record Date for Voting	:	April 25, 2008
7	Beneficial Ownership Determination Date	:	April 25, 2008
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 11th day of March, 2008.

Sincerely,

Sincerely,

TOTALLY HIP TECHNOLOGIES INC.

PER: *"Michael P. Ross"*

MICHAEL P. ROSS
Director

#82-4556

totally hip™
TECHNOLOGIES INC.

www.totallyhip.com
Telephone: 604.638.8180

NOTICE OF AMENDMENT OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Totally Hip Technologies Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	89152W 10 8
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	**June 20, 2008 (Amended)**
5	Record Date for Notice	:	**May 16, 2008 (Amended)**
6	Record Date for Voting	:	**May 16, 2008 (Amended)**
7	Beneficial Ownership Determination Date	:	**May 16, 2008 (Amended)**
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 2nd day of May, 2008.

Sincerely,

TOTALLY HIP TECHNOLOGIES INC.

PER: *"Michael P. Ross"*

MICHAEL P. ROSS
Director

END